Exhibit 99.2

SUMMARY REPORT

on the

MOUNT CLAIM (12 UNITS)

LIARD MINING DIVISION

BRITISH COLUMBIA

MAP NO. N.T.S. 94E/13E

57 degrees, 47' N. Latitude, 127 degrees, 35' W. Longitude

for

BARNABUS ENTERPRISES LTD.

by

JOHN M. MIRKO

April 30, 2002

TABLE OF CONTENTS

SUMMARY

The Mount Claim is located in the Toodoggone area of North-Central British Columbia approximately 35 kilometres north of the past producing Cheni Mine.

The property is underlain by Upper Triassic Takla volcanic and sedimentary rocks, including limestone, chert, sandy limestone and porphyritic flows. These units have been intruded by multi-phased plutons of diorite, monzonite, quartz monzonite, and aplite. All rock types have been cut by narrow diabase and andesitic dykes.

In 1980, S.E.R.E.M. Inc. staked ninety claim units covering the height of land and much of the westerly flowing drainage of this rugged mountain area in order to cover the suspected source of highly anomalous stream sediment samples in gold.

During 1980-1985, S.E.R.E.M. undertook silt, soil and rock sampling, geological mapping, and minor geophysical programs of magnetics, eletromagnetics and resistivity. This work outlined large distinct gold, silver, copper, lead and zinc soil geochemical anomalies. The four highest gold results were 1.95, 2.5, 5.1 and 6.2 grams/tonne, respectively.

No trenching or diamond drilling was undertaken even though this phase of exploration was required to properly test the extensive coincident geochemical anomalies.

The property was dropped by S.E.R.E.M. in 1991 and subsequently restaked and sold to Waymar Resources Ltd. Waymar undertook a re-evaluation of historical data, prospecting, geology, rock sampling, magnetometer and V.L.F.-E.M. surveys, and an examination of logistics for access and location of five diamond drill holes necessary to properly test for the source of the extensive soil geochemical anomalies.

Soil geochemistry has outlined two distinct gold anomalies, the easterly anomaly being approximately 700 metres long by 250 metres wide with gold values greater than 0.1 grams/tonne and a high of 6.2 grams/tonne and the westerly anomaly being approximately 500 metres long by 100 metres wide with values greater than 0.1 grams/tonne and a high of 2.5 grams/tonne. These anomalies are reported by Mr. Mohan Vulimiri, former geologist for S.E.R.E.M., as being the largest located in the Toodoggone map sheet.

Potential exploration targets for the property are considered to be the recessive weathering pyritic feldspar porphyry unit which could contain large tonnages of good grade gold-copper mineralization, and skarn related precious metals-sulfide deposits.

On the strength of previous surveys and recent work it is evident that the property covers a large undrilled area of multi-phased intrusions, volcanic and sedimentary rocks with excellent potential to host commercial deposits of precious and base metals. Diamond drilling at an estimated cost of $145,000 was recommended to be commenced as soon as reasonably possible by Waymar.

One diamond drill hole was attempted by Waymar in late October 1997, but target depth was not reached due to poor weather and ground conditions. The other four holes were not attempted nor was any trenching carried out.

In 2001, the property was allowed to lapse by Waymar after which it was restaked by Lorne B. Warren and subsequently optioned to Barnabus Enterprises Ltd.

INTRODUCTION

This report has been prepared at the request of Barnabus Enterprises Ltd., the property owner. It is based on the author's personal examination of the subject property at various times in 1992, 1994, 1995 and 1996, and a review of published and un-published data and diamond drill core from the previous owners and operators.

PROPERTY

The Mount Claim consists of one mineral claim covering 300 hectares (741 acres), record no. 385784. Claim title is recorded with the Provincial ministry of Energy, Mines and Petroleum Resources and appears to be located in accordance with all applicable laws. The anniversary date for the Mount Claim is April 21, 2003. The recorded owners are Kerry Nagy (50%) and Victoria Chen (50%), both being directors of Barnabus Enterprises Ltd.

LOCATION AND ACCESS

The Mount Claim is located at 57 degrees, 47' north latitude and 127 degrees 35' west longitude in the Chukachida river area, NTS map sheet No. 094E/13E, Liard Mining Division, British Columbia. The nearest road access is the Lawyers/Energex mine area, thence by helicopter to the property, a distance of 35 kilometres (22 miles). Alternative points of supply could be either Iskut, on Highway 37 (120 km.), or the Kutcho airstrip (75 km.) to the north. Floatplane access to numerous lakes in the area is also available.

Camps and airstrip sites are available on/or near the property. Exploration activities are best carried out during the summer season from June to mid-October and water is present year round in the main valley as creeks or ponds.

PHYSICAL FEATURES

The property covers a southerly facing slope and height of land of rugged mountainous terrain. Elevations range between 1,370 and 2,250 metres above sea level. Outcrop frequency is low, mainly restricted to peaks, cliffs and gullies. Talus with slopes of 35-37 degrees covers higher elevations, while lower elevations are covered by brush, grasses and sub alpine fir.

HISTORY

No evidence or record of exploratory work exists on the property prior to 1980. Original staking was completed by S.E.R.E.M. in July 1980 to cover the suspected source of highly anomalous stream sediment samples in gold. The initial claims were the Mountain (20 units), Mountain 2 (12 units), Mountain 3 (18 units) and the Sheila's (20 units), covering, principally, the height of land and much of the westerly flowing drainage.

S.E.R.E.M. Inc. undertook silt, soil and rock sampling, and geological mapping in 1980, followed in 1981, 1982 and 1983 with prospecting and further rock sampling. V.L.F. electro-magnetic/resistivity surveys and geological mapping were completed in 1985.

The S.E.R.E.M. work in 1980 resulted in the delineation of two extensive distinct soil geochemical anomalies with high gold values to a maximum of 6.2 grams/tonne. The easterly anomalous zone is about 750 metres long and 250 metres wide, while the westerly zone is about 500 metres long and 100 metres wide, both with values greater than 0.1 grams/tonne gold.

As reported by M.R. Vulimiri and S.A. Crawford for S.E.R.E.M. Inc. in 1981, 282 soil samples were collected on the Mountain Claim, on contour traverses at 150 metre intervals with sample locations at 50 metre intervals. "B" horizon material, where developed, or the top of the "C" horizon was collected and placed in brown paper soil envelopes and sent to Min-En Laboratories for analysis for gold, silver, copper, lead and zinc.

An examination undertaken by the author, of the anomalous areas indicates that both coarse and fine talus covers the anomalies to varying degrees. Soil profile development is more advanced in areas not immediately downslope from pronounced scarps or outcrops.

Generally, downslope migration of material does not appear to greatly influence the geochemical anomalies although weaker geochemical responses is seen, at lower elevations. This may reflect more extensive barren material cover over the anomalous zones rather than a decrease in anomaly strength.

Rock and float samples analyzed by S.E.R.E.M. did not find the source of the gold and copper anomalies, as outlined in the soil sampling program. Of over 140 samples taken between 1980 and 1985, none gave values higher than 0.045 grams/tonne gold. Two recent of a recessive weathering pyritic rich feldspar porphyry unit, taken by Mr. Mirko and Mr. Reynolds in 1992, returned anomalous gold values of 0.17 and 1.2 grams/tonne.

Recent explorations completed by Waymar Resources Ltd. during July and August 1996 consists of prospecting the height of land and cirques to the north and west, rock sampling within the northerly cirque, geological mapping, magnetometer, and V.L.F.-E.M. surveys and a logistical examination pertaining to the location and servicing of five proposed diamond drill holes.

GEOLOGY

The Mount Claim is underlain by Upper Triassic Takla volcanic and sedimentary rocks which include limestone, sandy limestone, chert and porphyritic flows. Intrusions by multi-phased plutons of diorite, monzonite, quartz monzonite and apilite cut the Takla Group. All rock types are intruded by narrow diabase and andesitic dykes.

As stated by M.R. Vulimiri in May 1983, "The intrusion outcrops on the west and north of the Mount Claim. The interbedded sedimentary and volcanic rocks strike mainly northeast and dip moderately towards the west. At the contact with the intrusion, the volcanics are converted to hornfels and the interbedded limestone and limy shales are converted to actinolite, tremoite, chlorite skarn and magnetite with minor pyrite and pyrrhotite. The intrusion is bleached of mafics at contact. Some alteration envelopes, consisting of K-feldspar, chlorite and epidote with pyrite, are present on fractures in the intrusion.

Zones of silicifications with chlorite and epidote fracture fillings were observed in the Takla volcanic rocks adjacent to the intrusion."

The pyritic feldspar porphyry has poor outcrop exposure on the Mount Claim, being observed in gullies and drainage and also seen in talus float. Strike and dip measurements reported by M.R. Vulimiri and G. Crooker in 1985, indicate a change from east-west strike and 60 degree south dip, to the west on the Mount Claim to a mainly north-east strike and dip moderately north, to the east on the Mount Claim.

The unit is poorly defined but appears to be approximately 1,300 metres long north-south and 500-600 metres wide. As outcrop frequency is low, the interpretation of geological unit boundaries or contacts can only be made from projections of known outcrops and the frequency of rock types in talus debris.

CONCLUSIONS AND RECOMMENDATIONS

The Mount Claim covers a large area of volcanic and sedimentary Takla group rocks which has been intruded by multi-phased plutons of diorite, monzonite, quartz monzonite and apilite. Contact zones have been converted to hornfels, and the limy sediments to actinote, tremolite, epidite, chlorite and skarn. Soil geochemistry for gold, copper, silver, lead and zinc has outlined two strong distinct anomalies. The easterly anomaly is approximately 700 metres long by 250 metres wide with gold values greater than 0.1 grams/tonne and a high of 6.2 grams/tonne. The westerly anomaly is approximately 500 metres long by 100 metres wide with gold values greater than 0.1 grams/tonne and a high of 2.5 grams/tonne. While previous rock sampling by S.E.R.E.M. failed to locate the source of the high gold responses, 1992 sampling of a recessive weathering pyritic rich feldspar porphyry unit gave anomalous gold values of 0.17 and 1.2 grams/tonne, respectively.

To properly establish the source of the coincident gold and copper soil geochemical anomalies, trenching and further diamond drilling will be necessary.

Upon favourable results from the Phase I trenching and sampling program, diamond drill holes across the high coincident geochemical anomalies in the area of 10800E between 10950N and 11200N, and 10300E between 10800N and 11100N are recommended after an assumed anomaly source area has been identified.

COST ESTIMATE

Phase 1
Camp Costs
4 men, 10 days @ $150/manday	6,000
Reclamation Bond	2,200
Helicopter Support
13 hours @ $1,100/hour	14,300
Trenching and Blasting (supplies and equipment)	3,000
1 senior prospector, 10 days @ $350/day	3,500
1 certified blaster, 10 days @ $350/day	3,500
1 prospector, 10 days @ $225/day	2,250
1 labourer, 10 days @ $160/day	1,600
Mobilization/Demobilization (2 trucks)	2,000
Geological Supervision and Report	5,000
Assays	4,000
Contingencies	2,650
TOTAL PHASE 1	CAD$50,000

Phase 2

Phase 2 surveys will be success contingent on the results of Phase 1 and will consist of diamond drilling and support at a proposed estimate of CAD$300,000.

TOTAL PHASE 2 - CAD$300,000

REFERENCES

Crawford, S.A.: Geochemical Report on the Mountain Claim Group (50 units); July 1982.

Poloni, John R.: Summary Report on the Mountain Claim (20 units); November 8, 1996.

Poloni, John R.: Assessment Report on the Mountain Claim (20 units); March 31, 1998.

Reynolds, Paul: Summary Report on the Mountain Mineral Claim; October 26, 1994.

Vulimiri, M.R.: Geological and Rock Sampling Report on the Mountain Claim; May 1983.

Vulimiri, M.R. and Crawford, S.A.: Geochemical and Rock Sampling Report on the

Mountain Claim Group; July 1981.

Vulimiri, M.R. and Crooker, G.: Geological and Geophysical Report on the Mountain and

Mountain #2 Claims, Liard Mining Division, British Columbia; September 1985.